

SEC ~~~~~~~ IISSION

15045255

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berman Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Hill Street

(No. and Street)

San Francisco   CA   94114

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc L. Berman   415-345-1480

                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP

(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle, Suite 200 Larkspur	CA	94939-1750
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Marc L. Berman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berman Capital, LLC _____, as of December 31, _____, 20 14 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A _____

_____

State of California, County of San Francisco
Subscribed and Sworn (or affirmed) Before me,
On this 29th day of Jan. 20 15 by,
— Marc. L. Berman —,
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

_____
(Signature of Notary Public)

Notary Public

_____
Signature

Managing Member
Title

ADAM SIMAR
Commission No. 2024558
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires MAY 13, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). Operations
- ☑ (d) Statement of Changes in Financial Condition. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERMAN CAPITAL, LLC
Financial Statements and Supplemental
Information Required by Rule 17a-5
Year ended December 31, 2014
with Reports of Independent
Registered Public Accounting Firm

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Certified Public Accountants

Berman Capital, LLC

Financial Statements

and
Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Year ended December 31, 2014

with

Reports of Independent Registered Public Accounting Firm

Contents

WILSON MARKLE STUCKEY HARDESTY & BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON

ALAN MARKLE

CHARLES STUCKEY

DAVID HARDESTY

DAVID BOTT

DAVID BAILEY

MICHAEL SMITH

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Berman Capital, LLC. (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
January 15, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Berman Capital, LLC
Statement of Financial Condition
As of December 31, 2014

Assets

Current assets

Cash and cash equivalents	$	67,670
Total current assets		67,670
Total assets	$	67,670

Liabilities and Members' Equity

Current liabilities

Accounts payable and accrued liabilities	$	1,500

Members' equity

Capital contributions		121,531
Retained earnings		(55,361)
Total members' equity		66,170
Total liabilities and members' equity	$	67,670

Berman Capital, LLC
Statement of Income
For the year ended December 31, 2014

Revenues		
Commissions and fees	$	133,690
Interest income		16
Total revenues		133,706
Expenses		
Auto and local travel		6,637
Insurance		656
Computer and database		2,629
Dues and subscriptions		4,323
Entertainment and promotion		4,570
Postage and delivery		778
Professional fees		12,076
Regulatory fees		3,780
Taxes and licenses		1,001
Travel		1,700
Telephone		5,584
Other expenses		693
Total expenses		44,427
Net income	$	89,279

See accompanying notes.
-3-

Berman Capital, LLC
Statement of Members' Equity
For the year ended December 31, 2014

	Capital contributions	Retained earnings	Total members' equity
Balances, December 31, 2013	$ 121,531	$ (75,460)	$ 46,071
Distributions to members	-	(69,180)	(69,180)
Net income	-	89,279	89,279
Balances, December 31, 2014	$ 121,531	$ (55,361)	$ 66,170

Berman Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities		
Net income	$	89,279
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts payable		-
Net cash provided by operating activities		89,279
Cash flows from financing activities		
Distributions to members		(69,180)
Net cash used by financing activities		(69,180)
Net increase in cash and cash equivalents		20,099
Cash and cash equivalents, beginning of year		47,571
Cash and cash equivalents, end of year	$	67,670
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

See accompanying notes.

Berman Capital, LLC
Notes to Financial Statements
December 31, 2014

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California limited liability company formed in July 1998. In February 1999, the Company registered as broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records commission and fee income as earned pursuant to the terms if its investment banking agreements.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and registered investment company, in interest and non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2014, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Note 1 - Summary of significant accounting policies (continued)

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2011 to 2014 are open for examination by the Internal Revenue Service and years 2010 to 2014 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2014, advertising costs were insignificant.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2014

Note 2 - Transactions with members (continued)

The Company receives the benefit of certain office and administrative services provided by its members. For the years ended December 31, 2014, the Company reimbursed its members for all significant shared costs.

The Company's members also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2014, the Company had reimbursed all significant member incurred costs.

Note 3 - Retirement plan

The Company has a defined contribution retirement plan for the benefit of its members. Contributions to the plan are determined annually by the Company's managing member subject to certain maximum amounts allowable under the Internal Revenue Code. No contributions were paid to the plan in the year ended December 31, 2014.

Note 4 - Concentrations

During the year ended December 31, 2014 revenue from one client/contract amounted to 90 percent of total revenues.

Note 5 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 15, 2014, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in such financial statements.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2014

Note 6 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2014 the Company had net capital of $66,170 which exceeded its required net capital by $61,170 and the ratio of aggregate indebtedness to net capital was .023 to 1.

Supplemental Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net Capital
Total members' equity $ 66,170
Subordinated liabilities   -
Non allowable assets   -

Net capital $ 66,170

Total aggregate indebtedness $ 1,500

Computation of Basic Net Capital Requirement
Minimum net capital required
(6-2/3% of total aggregate indebtedness) $ 100

Minimum dollar net capital requirement of reporting broker $ 5,000

Net capital requirement $ 5,000

Excess net capital $ 61,170

Excess net capital after deducting the higher of
10% of aggregate indebtedness or 120% of required net capital $ 60,170

Aggregate indebtedness to net capital ratio   0.023 to 1

Berman Capital, LLC
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2014

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2014)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

BERMAN CAPITAL, LLC

Member FINRA • SIPC

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

January 15, 2015

Wilson Markle Stuckey Hardesty & Bott LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Berman Capital, LLC (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Berman Capital, LLC ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Marc L. Berman
Managing Member

-12-

435 Hill Street
San Francisco, CA 94114
435-345-1480
www.bermancap.com

**WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP**

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON

ALAN MARKLE

CHARLES STUCKEY

DAVID HARDESTY

DAVID BOTT

DAVID BAILEY

MICHAEL SMITH

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Berman Capital, LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
January 15, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM